NEWS RELEASE For immediate release
Canadian Oil Sands amends its offer for Canada Southern Petroleum Ltd. by reducing acceptance condition to 50.01%
Calgary, August 7, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust (the “Trust”) today announced that its wholly owned subsidiaries Canadian Oil Sands Limited and 1212707 Alberta Ltd. (“Canadian Oil Sands”) amended the conditions of their offer (“Offer”) to purchase all of the outstanding common shares (“Common Shares”) of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW) for US$13.10 per Common Share. Following the announced extension of the Offer last week to August 18, 2006, this all cash Offer has been further amended to provide that it is conditional, among other things, upon there being validly deposited and not withdrawn at least 50.01% (as opposed to the previous 66 2/3%) of the Common Shares of Canada Southern by 12:00 midnight (Mountain Daylight Time) on August 18, 2006. Canadian Oil Sands expects to mail its notice of extension and variation on or about August 8, 2006.
As of 8:01 am (Mountain Daylight Time) on August 1, 2006, the prior expiry date of the Offer, a total of about 6.5 million Common Shares, or about 45% of the total issued and outstanding Common Shares, had been tendered into the Offer.
“We believe that our US$13.10 cash Offer has been and remains the best available to the shareholders of Canada Southern. In our opinion, the superiority of our Offer is evidenced by the over six million Common Shares (or approximate 45% of the Common Shares) tendered on August 1, 2006, a number of which were Common Shares held by professionally managed shareholders, including hedge funds.” said Canadian Oil Sands President and CEO, Marcel Coutu.
Canada Southern agreed to a friendly offer by Canadian Oil Sands to purchase all of the outstanding common shares of Canada Southern for US$13.10 per share. On July 28, 2006, the board of Canada Southern announced its continued support of the Canadian Oil Sands offer.
RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has about 14 million shares outstanding.
About Canadian Oil Sands Trust
Canadian Oil Sands Trust provides a pure investment opportunity in the Alberta oil sands through its 35.49 per cent working interest in the Syncrude Project. Canadian Oil Sands is an open-ended investment trust, which allows it to distribute the free cash flow it generates from the Syncrude Project to Canadian Oil Sands’ investors on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.
Advisory: In the interest of providing Canadian Oil Sands Trust (the “Trust”) unitholders and potential investors with information regarding the Trust, including management’s assessment of the Trust’s future plans and operations, certain statements throughout this press release contain “forward-looking statements”. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expectation that the Canadian Oil Sands Offer will be completed on August 18, 2006 and the timing of the mailing of the notice of extension and variation.
You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust’s annual information form and annual and quarterly financial reports.

Canadian Oil Sands Limited	For further information:
Marcel Coutu
President & Chief Executive Officer	Siren Fisekci
Director Investor Relations
Units Listed — Symbol: COS.UN	(403) 218-6228
Toronto Stock Exchange	investor_relations@cos-trust.com

Web site:www.cos-trust.com